Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005

(212) 530-5000

November 6, 2014

Re:	Compañía de Minas Buenaventura S.A.A., File No. 001-14370
Form 20-F for the Fiscal Year Ended December 31, 2013, Filed April 30, 2014
Form 6-K furnished February 28, 2014

Tia L. Jenkins

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Ms. Jenkins:

Thank you for taking our recent call. As we discussed on the call, Carlos Gálvez, Vice President and Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. (the “Company”), has requested, on behalf of the Company, an extension to respond to the Staff’s comments raised in the Staff’s letter to the Company dated October 24, 2014 relating to the Staff’s review of the above-referenced filings. The Company has requested the extension to enable the Company to ensure that the Company’s internal accounting group, external Peruvian and U.S. independent auditors and internal mining experts have sufficient time to coordinate detailed responses to the Staff’s comments and to translate the requested reports into the English language. You indicated in the call on Wednesday that the Staff would grant the Company an extension for responding to the Staff’s letter to November 21, 2014. The Company very much appreciates your flexibility in this regard and we look forward to working with you on this matter.

Sincerely yours,

/s/ Arnold B. Peinado, III

cc:	Carlos Gálvez
Daniel Dominguez
Compañía de Minas Buenaventura S.A.A.